UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 2)1

InFocus Corporation
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

45665B106
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 4, 2008
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 45665B106

1	NAME OF REPORTING PERSON NERY CAPITAL PARTNERS, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,550,400
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,550,400
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,550,400
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.2%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 45665B106

1	NAME OF REPORTING PERSON NERY CAPITAL MANAGEMENT, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,550,400
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,550,400
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,550,400
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.2%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 45665B106

1	NAME OF REPORTING PERSON NERY ASSET MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,550,400
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,550,400
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,550,400
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.2%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 45665B106

1	NAME OF REPORTING PERSON MICHAEL A. NERY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,550,400
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,550,400
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,550,400
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.2%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 45665B106

The following constitutes Amendment No. 2 (“Amendment No. 2”) to the Schedule 13D filed by the undersigned.  This Amendment No. 2 amends the Schedule 13D as specifically set forth.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by Nery Capital were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases.  The aggregate purchase cost of the 4,550,400 Shares beneficially owned by Nery Capital is approximately $6,223,106, excluding brokerage commissions.

Item 5 is hereby amended and restated to read as follows:

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 40,669,516 Shares outstanding, as of November 3, 2008, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 7, 2008.

As of the date hereof, Nery Capital beneficially owns 4,550,400 Shares, constituting approximately 11.2% of the Shares outstanding.  Nery Asset Management, as the investment advisor of Nery Capital, may be deemed to beneficially own the 4,550,400 Shares owned by Nery Capital, constituting approximately 11.2% of the Shares outstanding.  Nery Capital Management, as the general partner of Nery Capital, may be deemed to beneficially own the 4,550,400 Shares owned by Nery Capital, constituting approximately 11.2% of the Shares outstanding.  Mr. Nery, as manager of each of Nery Asset Management and Nery Capital Management, may be deemed to beneficially own the 4,550,400 Shares owned by Nery Capital, constituting approximately 11.2% of the Shares outstanding.  Each of Nery Asset Management, Nery Capital Management and Mr. Nery disclaims beneficial ownership of the Shares beneficially owned by Nery Capital, except to the extent of their pecuniary interest therein.

(b)           By virtue of his position with Nery Asset Management and Nery Capital Management, Mr. Nery has the sole power to vote and dispose of the Shares beneficially owned by Nery Capital reported in this Schedule 13D.

(c)           Schedule A annexed hereto lists all transactions in the Shares by the Reporting Persons since the filing of Amendment No. 1 to the Schedule 13D. All of such transactions were effected in the open market, unless otherwise noted.

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)           Not applicable.

CUSIP NO. 45665B106

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 5, 2008	NERY CAPITAL PARTNERS, L.P.

	By:	Nery Capital Management, L.L.C.
General Partner

	By:	/s/ Michael A. Nery
	Name:	Michael A. Nery,
	Title:	Manager

NERY ASSET MANAGEMENT, LLC

By:	/s/ Michael A. Nery
Name:	Michael A. Nery,
Title:	Manager

NERY CAPITAL MANAGEMENT, L.L.C.

By:	/s/ Michael A. Nery
Name:	Michael A. Nery,
Title:	Manager

/s/ Michael A. Nery
MICHAEL A. NERY

CUSIP NO. 45665B106

SCHEDULE A

Transactions in the Shares Since the Filing of Amendment No. 1 to the Schedule 13D

Shares of Common Stock Purchased	Price Per Share($)	Date of Purchase

NERY CAPITAL PARTNERS, L.P.

28,767	0.4700	11/24/2008
8,700	0.5500	11/24/2008
15,600	0.5300	11/24/2008
5,000	0.4800	11/25/2008
4,100	0.5000	11/25/2008
8,600	0.5200	11/25/2008
91,100	0.5100	11/25/2008
10,000	0.4700	11/25/2008
10,800	0.5300	11/25/2008
21,253	0.5400	11/25/2008
18,100	0.5200	11/26/2008
13,580	0.5200	11/26/2008
24,900	0.5300	11/26/2008
2,200	0.5400	11/28/2008
2,300	0.5400	12/01/2008
500	0.4700	12/01/2008
5,166	0.5500	12/01/2008
15,631	0.5300	12/01/2008
6,508	0.4700	12/01/2008
8,645	0.5100	12/01/2008
10,455	0.5100	12/01/2008
15,103	0.5300	12/01/2008
900	0.4451	12/04/2008
400	0.4800	12/04/2008
550	0.4600	12/04/2008
1,200	0.4529	12/04/2008
3,000	0.5300	12/04/2008
900	0.4900	12/04/2008
800	0.4359	12/04/2008
500	0.4796	12/04/2008
400	0.4900	12/04/2008
400	0.4800	12/04/2008
300	0.5000	12/04/2008
1,500	0.4900	12/04/2008
600	0.5300	12/04/2008
400	0.4900	12/04/2008

CUSIP NO. 45665B106

100	0.5200	12/04/2008
200	0.5000	12/04/2008
700	0.4920	12/04/2008
300	0.4900	12/04/2008
100	0.4890	12/04/2008
167,923	0.4900	12/04/2008
11,519	0.4900	12/04/2008
7,500	0.4900	12/04/2008
7,200	0.5000	12/04/2008
4,800	0.4900	12/04/2008
4,500	0.4900	12/04/2008
5,000	0.4890	12/04/2008
4,000	0.5300	12/04/2008
2,500	0.4900	12/04/2008
7,200	0.5300	12/04/2008
2,000	0.4900	12/04/2008
2,400	0.5300	12/04/2008
1,200	0.4900	12/04/2008
1,200	0.4800	12/04/2008
1,200	0.4587	12/04/2008

NERY ASSET MANAGEMENT, LLC
None

NERY CAPITAL MANAGEMENT, L.L.C.
None

MICHAEL A. NERY
None